Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2003	2002

Income (loss) from continuing operations before income taxes (benefits)	$486	$(622)

Adjustments:
Loss from equity investee	4	3

Income (loss) from continuing operations before income taxes (benefits), as adjusted	$490	$(619)

Fixed charges included in income (loss):

Interest expense	$83	$90
Interest portion of rental expense	41	44

	124	134

Interest credited to contractholders	729	781

	$853	$915

Income available for fixed charges (including interest
credited to contractholders)	$1,343	$296

Income available for fixed charges (excluding interest
credited to contractholders) (1)	$614	$-

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders (1)	1.6	-

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders (1)	5.0	-

(1) Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $619 million to achieve a coverage of 1:1.